                                                                                             EXHIBIT (12)(a)


                                                 PACIFICORP
                                     STATEMENTS OF COMPUTATION OF RATIO
                                        OF EARNINGS TO FIXED CHARGES

                                                                                               Three Months
                                                                                                   Ended
                                             1994       1995      1996       1997      1998   March 31, 1999
                                             ____       ____      ____       ____      ____   ______________
                                                          (In Millions of Dollars)

Fixed Charges, as defined:*

  Interest expense....................   $  302.0   $  336.4  $  415.0   $  438.1  $  371.7       $ 88.0
  Estimated interest portion of
    rentals charged to expense........        5.6        4.5       4.1        6.6       5.7          2.2
  Preferred dividends of
    wholly owned subsidiary...........          -          -      15.3       32.9      42.9         11.7
                                        ----------------------------------------------------------------

      Total fixed charges.............   $  307.6   $  340.9  $  434.4   $  477.6  $  420.3       $101.9
                                        ================================================================

Earnings, as defined:*

  Income from continuing operations...   $  397.5   $  402.4  $  430.3   $  232.8  $  169.7       $149.2
  Add (deduct):
    Provision for income taxes........      209.0      192.1     236.5      111.8      59.1         57.9
    Minority interest.................        1.3        1.4       1.8        1.9      (0.7)           -
    Undistributed income of less than
      50% owned affiliates............      (14.7)     (15.0)    (18.2)     (11.1)     10.3          3.7
    Fixed charges as above............      307.6      340.9     434.4      477.6     420.3        101.9
                                        ----------------------------------------------------------------

      Total earnings..................   $  900.7   $  921.8  $1,084.8   $  813.0  $  658.7       $312.7
                                        ================================================================

Ratio of Earnings to Fixed Charges....       2.9x       2.7x      2.5x       1.7x      1.6x         3.1x
                                        ================================================================

* "Fixed charges" represent consolidated interest charges, an estimated amount representing the interest factor in rents and preferred dividend requirements of majority-owned subsidiaries.  "Earnings" represent the aggregate of (a) income from continuing operations, (b) taxes based on income from continuing operations, (c) minority interest in the income of majority-owned subsidiaries that have fixed charges,
  (d) fixed charges and (e) undistributed income of less than 50% owned affiliates without loan guarantees.